Exhibit 99
	For Release:	May 8, 2025

	Investor Contact:	218-723-3952
shareholder@allete.com
NEWS

ALLETE, Inc. reports first quarter 2025 earnings
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported first quarter 2025 earnings of 97 cents per share on net income of $56.1 million. Last year’s first quarter results were 88 cents per share on net income of $50.7 million. Net income in 2025 includes transaction expenses of $2.1 million after-tax, or 4 cents per share, related to the announced merger. Net income in the first quarter of 2024 included transaction expenses of $1.2 million after-tax, or 2 cents per share.

“Our entire ALLETE team has been working diligently on many fronts to execute our Sustainability-in-Action strategy. Minnesota Power recently filed its latest Integrated Resource Plan, which outlines a path to achieve a portfolio that includes 90 percent renewable energy by 2035 by adding wind, solar, natural gas generation, and innovative energy storage as we work to cease coal on our system by 2035,” said ALLETE Chair, President, and Chief Executive Officer Bethany Owen. “Minnesota Power’s EnergyForward strategy reflects our steadfast commitment to advancing a sustainable carbon-free future while ensuring we continue to provide the reliable and affordable energy our customers expect.”

“ALLETE’s planned partnership with experienced infrastructure investors, Canada Pension Plan Investment Board and Global Infrastructure Partners, remains on track. Key approvals from the Federal Energy Regulatory Commission, Public Service Commission of Wisconsin and overwhelming support from our shareholders have been received. We continue working through the regulatory process toward securing our final approval from the Minnesota Public Utilities Commission, which is expected in 2025. ALLETE, Minnesota Power and all our companies, employees, customers, communities and other stakeholders will benefit from this partnership for generations to come.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the Company’s investment in the American Transmission Company, recorded first quarter 2025 net income of $38.4 million, compared to $44.2 million in the first quarter a year ago. Net income at Minnesota Power was lower than 2024 reflecting lower margins from industrial customers, higher operating and maintenance expense and higher depreciation expense. These decreases were partially offset by higher margins from residential, commercial and municipal customers. Net income at Superior Water, Light and Power was higher than 2024 reflecting new rates implemented in 2025 as well as higher kWh and gas sales. After-tax equity earnings in the American Transmission Company were higher than 2024 primarily due to additional equity investments.

ALLETE Clean Energy recorded first quarter 2025 net income of $7.4 million compared to $3.8 million in 2024. Net income in 2025 reflects higher production at ALLETE Clean Energy’s tax equity financed wind energy facilities. Earnings in 2024 reflected negative impacts from a forced network outage near its Caddo wind energy facility.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

New Energy Equity recorded 2025 first quarter net income of $9.2 million, compared to net income of $4.0 million for the same period in 2024. Net income in 2025 includes higher sales of renewable energy projects and investment tax credits at New Energy Equity compared to 2024.

Corporate and Other businesses, which include BNI Energy, ALLETE Properties and our investments in renewable energy facilities, recorded net income of $1.1 million in the first quarter of 2025, compared to a net loss of $1.3 million in 2024. Net income in 2025 includes lower income tax expense, partially offset by higher transaction expenses related to the merger in 2025. Transaction expenses were $2.1 million after-tax in 2025 compared to $1.2 million in 2024.

“Results for the first quarter of 2025 were impacted primarily by lower industrial margins as a result of lower sales to taconite customers at Minnesota Power." said ALLETE Vice President – Chief Financial Officer and Corporate Treasurer Jeff Scissons. “Our Non-regulated subsidiaries all had solid first quarter performances and are executing on their annual plans while navigating dynamic operating environments.”

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., New Energy Equity in Annapolis, MD, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Three Months Ended
	March 31,
	2025	2024
Operating Revenue
Contracts with Customers – Utility	$332.8	$338.3
Contracts with Customers – Non-utility	65.9	63.7
Other – Non-utility	1.5	1.3
Total Operating Revenue	400.2	403.3
Operating Expenses
Fuel, Purchased Power and Gas – Utility	123.0	133.5
Transmission Services – Utility	19.0	22.7
Cost of Sales – Non-utility	24.9	24.4
Operating and Maintenance	93.0	91.7
Depreciation and Amortization	69.7	65.0
Taxes Other than Income Taxes	17.6	18.7
Total Operating Expenses	347.2	356.0
Operating Income	53.0	47.3
Other Income (Expense)
Interest Expense	(21.4)	(20.4)
Equity Earnings	6.0	5.5
Other	4.6	8.6
Total Other Expense	(10.8)	(6.3)
Income Before Income Taxes	42.2	41.0
Income Tax Expense	7.5	4.0
Net Income	34.7	37.0
Net Loss Attributable to Non-Controlling Interest	(21.4)	(13.7)
Net Income Attributable to ALLETE	$56.1	$50.7
Average Shares of Common Stock
Basic	57.9	57.6
Diluted	58.0	57.7
Basic Earnings Per Share of Common Stock	$0.97	$0.88
Diluted Earnings Per Share of Common Stock	$0.97	$0.88
Dividends Per Share of Common Stock	$0.73	$0.705

Consolidated Balance Sheet
Millions - Unaudited

	Mar. 31,	Dec. 31,		Mar. 31,	Dec. 31,
	2025	2024		2025	2024
Assets			Liabilities and Equity
Cash and Cash Equivalents	$92.0	$32.8	Current Liabilities	$380.6	$404.2
Other Current Assets	385.9	402.4	Long-Term Debt	1,832.8	1,704.7
Property, Plant and Equipment – Net	5,255.5	5,181.5	Deferred Income Taxes	269.5	253.4
Regulatory Assets	364.6	371.7	Regulatory Liabilities	580.6	570.5
Equity Investments	344.0	340.1	Defined Benefit Pension and Other Postretirement Benefit Plans	99.2	118.2
Goodwill and Intangibles – Net	155.3	155.3	Other Non-Current Liabilities	314.8	312.8
Other Non-Current Assets	269.0	270.5	Redeemable Non-Controlling Interest	0.5	0.4
			Equity	3,388.3	3,390.1
Total Assets	$6,866.3	$6,754.3	Total Liabilities, Redeemable Non-Controlling Interest and Equity	$6,866.3	$6,754.3

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

	Three Months Ended
ALLETE, Inc.	March 31,
Income (Loss)	2025	2024
Millions
Regulated Operations	$38.4	$44.2
ALLETE Clean Energy	7.4	3.8
New Energy	9.2	4.0
Corporate and Other	1.1	(1.3)
Net Income Attributable to ALLETE	$56.1	$50.7
Diluted Earnings Per Share	$0.97	$0.88

Statistical Data
Corporate
Common Stock
High	$65.99	$63.69
Low	$64.72	$55.86
Close	$65.70	$59.64
Book Value	$49.44	$48.95

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	332	306
Commercial	354	338
Industrial	1,574	1,798
Municipal	132	125
Total Retail and Municipal	2,392	2,567
Other Power Suppliers	926	757
Total Regulated Utility Kilowatt-hours Sold	3,318	3,324

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$49.3	$46.7
Commercial	48.3	47.4
Industrial	138.4	158.5
Municipal	9.6	9.0
Total Retail and Municipal Electric Revenue	245.6	261.6
Other Power Suppliers	47.1	40.0
Other (Includes Water and Gas Revenue)	40.1	36.7
Total Regulated Utility Revenue	$332.8	$338.3

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802